Exhibit 12.1

REALOGY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Successor				Predecessor
	As of or For the Year Ended December 31,			For the Period April 10 Through December 31, 2007	Period From January 1 Through April 9, 2007	For the Year Ended December 31, 2006
	2010	2009	2008
Earnings available to cover fixed charges:
Income before income taxes and non-controlling interests	$37	$(310)	$(2,291)	$(1,234)	$(66)	$604
Less:
Undistributed earnings of equity method investments	(30)	(24)	28	(2)	(1)	(9)
Interest on taxes	(2)	2	3	2	1	—
Plus:
Distributed earnings of equity method investments	26	10	5	5	1	—

Fixed charges	672	659	743	597	77	174

Earnings available to cover fixed charges	$767	$381	$(1,574)	$(632)	$12	$787

Fixed charges (a)
Interest, including amortization of deferred financing costs	$613	$595	$670	$541	$56	$99
Interest portion of rental payments	59	64	73	56	21	75

Total fixed charges	$672	$659	$743	$597	$77	$174

Ratio of earnings to fixed charges (b)	1.1x	—	—	—	—	4.5x

(a)	Consists of interest expense on all indebtedness and the portion of operating lease rental expense that is representative of the interest factor. Included in interest expense above is interest incurred related to the Company’s secured obligations. Interest related to these securitization obligations are recorded within net revenues on the consolidated and combined statements of operations as the related borrowings are utilized to fund advances within our relocation business where interest is earned on such advances. The interest related to these securitization obligations was $7 million, $12 million and $46 million for the years ended December 31, 2010, 2009, 2008, respectively, $45 million for the period from April 10 through December 31, 2007, $14 million for the period from January 1 through April 9, 2007 and $42 million for the year ended December 31, 2006

(b)	Our earnings were insufficient to cover fixed charges by approximately $278 million for the year ended December 31, 2009, approximately $2,317 million for the year ended December 31, 2008, approximately $1,229 million for the period from April 10 to December 31, 2007, and by approximately $65 million for the period from January 1 to April 9, 2007.